Deyu Agriculture Corp.
Room 808, Tower A
Century Centre, 8 North Star Road
Beijing, People’s Republic of China

October 6, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. Sirimal R. Mukerjee, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Deyu Agriculture Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 16, 2010
File No. 333-167527

Dear Mr. Mukerjee:

We are in receipt of your comment letter dated October 1, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 2 to Registration Statement on Form S-1

Determination of Offering Price, page 14

1. We note your response and revised disclosure in respect of comment 3 in our letter dated August 25, 2010. Please reconcile your statement that shares of your series A preferred stock, your series A warrants and your placement agent warrants “are being registered in this Registration Statement” with your disclosure elsewhere that shares of your common stock are being registered upon the conversion of such preferred stock and warrants, including your statement in this section that the “only securities that we have agreed to register are the shares underlying the Series A Preferred Stock, Series A Warrants and Placement Agent Warrants.”

ANSWER:	On page 14, we reconciled our disclosure to clarify that we are registering the shares underlying the Series A Preferred Stock, Series A Warrants and Placement Agent Warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2. We note your response and revised disclosure in respect of comment 5 in our letter dated August 25, 2010 and reissue the comment in part. In particular, we note that your disclosure on page F-6 indicates that all of the City Zone Shareholders placed their shares in escrow.

ANSWER:	On page F-6, we revised the disclosure to state that Expert Venture Limited placed shares of stock in escrow pursuant to the terms of the Securities Escrow Agreement.

3. We note that your disclosure under “-Results of Operations for the Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008” presents information (e.g., sales volumes, customers) by division, namely your grains division and corn division. Please revise your disclosure under your results of operations sections relating to the three- and six- month periods ended June 30, 2009 and 2010 to provide disclosure that mirrors your results of operations section relating to the years ended December 31, 2008 and 2009. Please also provide the basis for not providing disclosure with respect to your brand division, of which Li Ren is a vice president.

ANSWER:
On page 52 through 53, we have revised our disclosure under the results of operations section for the three- and six- months ended June 30, 2009 and 2010 to provide results of operations compared by division, namely grains division and corn division that mirrors our results of operations section relating to the years ended December 31, 2008 and 2009.

For better understanding and clarification, Mr. Ren’s department has been revised as “Branding and Marketing” rather than “Brand Division.” The Branding and Marketing department does not engage in business activities from which it may earn revenues and incur expenses and has no discrete financial information.  It is neither an operating segment nor a reporting segment.

Directors, Executive Officers, Promoters and Control Persons, page 63

4. Please provide the basis for not including disclosure with respect to Weizhong Cai, your Chief Scientist, here or in your executive compensation and principal shareholders section. In this regard, we note your disclosure contained in your Form 8-k filed on August 23, 2010.

ANSWER:
On page 64, we included Weizhong Cai, our Chief Scientist, as a significant employee. On page 66, we also included his biography. On page 67, we list him on the executive compensation table. And, on page 71, he is listed on the beneficial ownership/principal shareholder table.

Certain Relationships and Related Transactions, page 68

Director Independence and Board Committees, page 69

5. We note your disclosure that your non-management directors are “independent” as defined by the listing standards of NASDAQ and that each such director is also a member of your audit committee. We also note that your audit committee charter states that each member “shall meet the independence requirements … set out by the applicable listing standards of the securities exchange, securities association, SRO or stock market on which the Company’s securities are quoted or listed for trading….” We further note that your shares of common stock are quoted on the OTCBB. Please reconcile these apparent inconsistencies.

ANSWER:
On page 69, we reconciled the inconsistencies and further clarified our disclosure to clearly state that our common stock is quoted on the OTC Bulletin Board. However, since the OTC Bulletin Board does not have rules regarding director independence, we determined that it was appropriate to apply the NASDAQ Marketplace rules for determining director independence.

Consolidated Financial Statements for the years ended December 31, 2009 and 2008, page F-21

Notes to Consolidated Financial Statements, page F-26

Note 2. Summary of Significant Accounting Policies, page F-28

6. We note your response to prior comment number 15 from our letter dated August 25, 2010. Please note that, for purposes of the financial statements included in your Form S-1, you are considered a public entity and are required to provide all the disclosure that results from that status. See ASC paragraph 280-10-20.

Based on the sample disclosure provided in your response for the year ended December 31, 2009, it appears that you have concluded that you have two reportable segments. If this is the case, revise your financial statements to include segment disclosure meeting the requirements of ASC paragraphs 280-10-50-20 through 280-10-50-42 for the periods included in your S-1. If that is not the case, explain to us why you believe your current presentation is appropriate. Your explanation should address each of the items raised in our prior comment number 15.

ANSWER:
We have revised our financial statements on pages F-17, F-20, and F-38 to include segment disclosure as separate footnotes meeting the requirements of ASC paragraphs 280-10-50-20 through 280-10-50-42 for the periods included in this amendment of S-1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Jianming Hao
CEO and Director

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